0-17946

02031783

?E 4-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

DECOMA INTERNATIONAL INC.
(Exact name of Registrant as specified in its Charter)

50 Casmir Court, Concord, Ontario, Canada L4K 4J5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No XX

[If "Yes", indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

DECOMA INTERNATIONAL INC. (Registrant)

By: RD Benson
R. David Benson
Executive Vice-President, Secretary and General Counsel

Date: April 23, 2002

C:\MyFiles\PublicCo\PressReleases\2002\Apr 23 2002 6KFiling.56.wpd

0853867

EXHIBITS

Exhibit 1	Press release issued April 23, 2002, in which the Registrant announced it will exceed EPS guidance for the first quarter of 2002.

C \MyFiles\PublicCo\PressReleases\2002\Apr 23 2002 6KFiling 56.wpd

DECOMA

PRESS RELEASE

DECOMA ANNOUNCES THAT IT WILL EXCEED EPS GUIDANCE FOR THE FIRST QUARTER OF 2002

Concord, Ontario, April 23, 2002... Decoma International Inc. **(TSE:DEC.A; NASDAQ:DECA)** today announced that it will exceed the prior guidance range of between 16¢ to 20¢ of diluted earnings per share for the first quarter of 2002 which it had provided on February 18, 2002.

Financial performance for the quarter will exceed expectations as a result of a number of factors, including stronger than anticipated North American OEM production volumes on certain of Decoma's high content production programs. As well, Decoma experienced a one-time gain during the quarter from the sale of one of its operating divisions. As a result of these factors, Decoma expects its diluted earnings per share for the first quarter of 2002 to be in the range of between 25¢ to 28¢. Decoma expects to be able to provide updated guidance for the balance of the 2002 fiscal year at the time of the release of its first quarter 2002 results on May 6, 2002.

Decoma will hold a conference call to discuss the results for the first quarter 2002 on Tuesday, May 7, 2002 at 1:00 p.m. EST. The dial-in numbers for the conference call are (416) 641-6448 and (877) 331-7860 for out-of-town callers with call-in required 10 minutes prior to the start of the conference call. The conference call will be chaired by S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer, who will be joined by Alan J. Power, President and Chief Executive Officer, together with other members of the Decoma International Inc. senior management team. The conference call will be recorded, with copies of the recording available on request, and will also be available by live webcast at www.newswire.ca/webcast, and archived for a period of 90 days.

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). Decoma has approximately 14,000 employees in 41 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, Japan, France and the Czech Republic.

DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
tel: 905-669-2888
fax: 905-669-5075

DECOMA

This press release contains "forward looking statements" within the meaning of applicable securities legislation. Such statements involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. These factors include, but are not limited to, risks relating to the automotive industry, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, currency exposure, environmental matters, new facilities, trade and labour relations, technological developments by the Company's competitors, government and regulatory policies, changes in the competitive environment in which the Company operates and the Company's ability to raise necessary financing. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2001, filed with the Canadian securities commissions and as a report on Form 6-K with the United States Securities and Exchange Commissions, and subsequent public filings, including Management's Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2001, contained in the 2001 Annual Report.

For further information please contact S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888 or (905) 760-3203.

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DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
tel: 905-669-2888
fax: 905-669-5075